FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes            No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding increase in shareholdings by the controlling shareholder of Huaneng Power International, Inc. made the Registrant on May 13, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON THE INCREASE IN SHAREHOLDINGS
OF THE COMPANY BY CONTROLLING SHAREHOLDER

Recently, Huaneng Power International, Inc. (“Company” or “Huaneng International”) was notified by China Huaneng Group Treasury Management (Hong Kong) Limited (“Treasury Company”), a subsidiary of the controlling shareholder of the Company’s controlling shareholder, China Huaneng Group Co., Ltd. (“Huaneng Group”), that Treasury Company increased its holding of some H shares in the Hong Kong market. Details are as follows:

I.	THE INCREASE IN THE SHAREHOLDINGS

Treasury Company recently increased its holdings of H shares in the Hong Kong market by 15 million shares, accounting for 0.10% of the total share capital of the Company. Prior to this increase in the shareholdings, Huaneng Group and its subsidiaries held 7,154,980,866 shares of the Company in aggregate, accounting for 45.58% of the total share capital of the Company, including 6,682,980,866 A shares and 472,000,000 H shares. After this increase in shareholdings, Huaneng Group and its subsidiaries held 7,169,980,866 shares of the Company in aggregate, accounting for 45.67% of the total share capital of the Company, including 6,682,980,866 A shares and 487,000,000 H shares.

II.	SUBSEQUENT PLAN ON THE INCREASE IN THE SHAREHOLDINGS

According to the Company’s needs and market conditions, Treasury Company intends to continue to increase its holding of H shares in the Hong Kong market within the next 6 months (from the date of this increase in shareholdings) in an aggregated amount not exceeding 2% of the total issued share capital of the Company (including the increased shareholdings in this increase).

III.	The increase in shareholdings complies with the relevant laws and regulations such as the Securities Law.

IV.	Treasury Company undertakes that it will not reduce its shareholdings in the Company during the period of the implementation of the increase in shareholdings and within the relevant statutory period.

V.
The Company will continue to monitor the relevant situation of the increase in shareholdings of the Company by Huaneng Group and the parties acting in concert with it will perform the disclosure obligation in time in accordance with the relevant rules and regulations.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
13 May 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  May 13, 2020